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                                                                     EXHIBIT 100

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                26TH AUGUST 2003

MOOSE ST-1 EXPLORATION WELL

TYPE:                         Oil Exploration

LOCATION:                     PPL 238, Eastern Papuan Basin

                              145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):         Current depth 972m (3,188ft)

                              Drill and coring, run survey at 967m, casing pressure tested to 600psi and 1,000psi.

                              Maintain integrity of well while waiting on testing equipment.

PLANNED TOTAL DEPTH:          1700m

INTEREST:                     InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                     SPI (208) Limited

PROSPECT DESCRIPTION:         Anticline with Late Cretaceous sandstone (primary)
                              and Miocene-Eocene limestone (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                             AUSTRALASIA
Gary M Duvall                             Anesti Dermedgoglou
Vice President, Corporate Development     Vice President, Investor Relations
InterOil Corporation                      InterOil Corporation
gary.duvall@interoil.com                  anesti@interoil.com
Houston, TX USA                           Cairns, Qld Australia
Phone: +1 281 292 1800                    Phone: +61 7 4046 4600

Lisa Elliott                              Andy Carroll
DRG&E                                     General Manager, Upstream Exploration
lelliott@drg-e.com                        InterOil Corporation
Phone: +1 713 529 6600                    Phone: +61 2 9279 2000